

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
2-22-07





07050019

RECD S.E.C.
MAR 2 _ 2007
1086

March 20, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/20/2007

James M. Bedore
Reinhart Boerner Van Deuren S.C.
1000 North Water Street
Suite 2100
Milwaukee, WI 53202

Re: Merchants and Manufacturers Bancorporation, Inc.
Incoming letter dated February 22, 2007

Dear Mr. Bedore:

This is in response to your letter dated February 22, 2007 concerning the shareholder proposal submitted to Merchants and Manufacturers Bancorporation by William H. Wulff. We also have received a letter on the proponent's behalf dated February 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

Enclosures

cc: William H. Wulff
W4351 Risseeuw Road
Cedar Grove, WI 53013

753682

reinhartlaw.com



RECEIVED

2007 ... 12:05

February 22, 2007

James M. Bedore, Esq.
Direct Dial: 414-298-8196
jbedore@reinhartlaw.com

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Merchants and Manufacturers Bancorporation, Inc. – Shareholder Proposal of William H. Wulff

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are writing on behalf of our client, Merchants and Manufacturers Bancorporation, Inc. (the "Company"), to request the concurrence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is excluded from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company intends to begin distribution of its definitive Proxy Materials on or about April 9 2007 and to hold its 2007 Annual Meeting of Shareholders on May 16, 2007.

Mr. William H. Wulff (the "Proponent") has submitted for inclusion in the Proxy Materials pursuant to Rule 14a-8 a shareholder proposal (the "Proposal"), which is attached as Exhibit A. It is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner. Rule 14a-8(e)(2) provides that proposals for a regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company's 2006 Proxy Statement was dated and released to shareholders on April 14, 2006, and on Page 2 of the Company's 2006 Proxy Statement, the Company informed shareholders that the deadline for submission of shareholder proposals for inclusion in the Company's proxy soliciting material for its 2007 Annual Meeting of Shareholders was December 15, 2006 (see copy attached as Exhibit B).

The Proponent's submission was dated January 17, 2007, was post marked January 31, 2007 and was not received by the Company until February 2, 2007. All of these dates are well after the December 15, 2006 deadline.

We recognize that pursuant to Rule 14a-8(j)(1), the Company is required to file its reasons to exclude a proposal with the Commission no later than 80 calendar days before it files its definitive proxy statement with the Commission. However, given the late date of receipt of the Proposal by the Company, the Company believes it has demonstrated good cause for missing the deadline. We respectfully request that the Staff exercise the discretion granted to it under Rule 14a-8(j)(1) and permit the Company to make this submission later than the 80-day period.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(e)(2). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. One additional copy of this letter is enclosed, and I ask that you acknowledge receipt by stamping that copy and returning it in the enclosed self-addressed stamped envelope. A copy of this letter and its attachments is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the Proxy Materials. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (414) 298-8196.

Yours very truly,



James M. Bedore

MW\1395941

Encs.

cc Mr. William H. Wulff
W4351 Risseeuw Road
Cedar Grove, WI 53013

Exhibit A

William H Wulff

W4351 Risseeuw Road, Cedar Grove, WI 53013
920-564-3659 Fax 920-564-2987

January 17, 2007

Ms. Stacey A. Bruckner, Corporation Secretary
Merchants & Manufacturers Bancorporation, Inc.
5445 South Westridge Drive
PO Box 51160
New Berlin, WI 53151

Dear Ms. Bruckner:

I submit herewith a proposal that I would like to have included in the Proxy statement and/or Annual Report for the 2007 Annual Meeting of shareholders of M & M Bancorporation.

I wish to certify that I am the owner of shares of the Corporation with a Market Value in excess of $2000, which I understand is a requisite statement for submission of shareholder proposals. Further, I will not reduce the number of shares below the requisite amount prior to and during the annual meeting.

Sincerely,



William H Wulff

Shareholder Proposal

"RESOLVED, that the shareholders hereby recommend and deem it desirable and in the best interests of the Corporation that the Board of Directors promptly consider and take all necessary and appropriate actions to improve profitability of the corporation and enhance shareholder value, including through the sale of uneconomical assets, the sale or closing of unprofitable banks and branches, or the liquidation of the corporation."

Statement of Support of Proposal

I believe that the true potential of the corporation will not be realized by continuing on its present course. Its earnings in the past year have lagged its own historical performance, which itself was mediocre, and compares poorly with its peer group and with competing holding companies. Its lagging performance is reflected in its disappointing share price.

Continued implementation of the plan which has produced these results does not appear to offer the potential for improvement inasmuch as the trend has not been positive. It is in the interest of all shareholders that all reasonable alternatives be considered to improve the earnings of the corporation and enhance the value of its shares. To achieve this result, I believe the Board of Directors must consider alternatives to its present course.

Some of these alternatives involve changes to the asset composition of the corporation and may require hard but necessary choices, such as by shedding unproductive and expensive assets, like the holding company headquarters building, which I believe should be sold, or the sale or closing of problem banks and branches which require an inordinate amount of management attention. The board should be encouraged to consider such measures, since such steps may allow a better focus on core banking operations and may also free assets for deployment into more profitable applications, both of which offer the potential of higher future earnings and consequent share price improvement.

I URGE YOUR SUPPORT. PLEASE VOTE FOR THIS RESOLUTION.

Exhibit B

Table of Contents

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☑

Filed by a party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to section 240.14a-12

MERCHANTS AND MANUFACTURERS BANCORPORATION, INC.

(Name of Registrant as Specified in Its Charter)

Registrant

(Name of Person(s) Filing Proxy Statement; if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials:

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing party:

(4) Date filed:

Table of Contents

MERCHANTS AND MANUFACTURERS BANCORPORATION, INC.
5445 South Westridge Drive, P.O. Box 511160, New Berlin, WI 53151

PROXY STATEMENT
ANNUAL MEETING – MAY 16, 2006

VOTING OF PROXIES AND REVOCABILITY

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Merchants and Manufacturers Bancorporation, Inc., hereinafter called "Merchants" or the "Corporation," to be voted at the Annual Meeting of Shareholders to be held on Tuesday, May 16, 2006, at 1:30 P.M., local time, at Alverno College, Wehr Hall, 3401 South 39th Street, Milwaukee Wisconsin, and at any adjournment(s) thereof (the "Annual Meeting").

The expense of printing and mailing proxy material, including forwarding expense to beneficial owners of stock held in the name of another, will be borne by Merchants. No solicitation of proxies other than by mail is contemplated, except that directors, officers or employees of Merchants or its subsidiaries may solicit the return of proxies from certain shareholders by telephone. This Proxy Statement and the accompanying proxy are being sent to Merchants' shareholders commencing on or about April 14, 2006.

Shares owned through participation in Merchants' Dividend Reinvestment Plan will be included on the Proxy you receive and will be voted in accordance with your instructions in the same manner as shares registered in your own name. Arrangements will be made with brokerage houses, custodians, nominees, and other fiduciaries to send proxy material to their principals.

The presence, in person or by proxy, of a majority of the shares of Merchants Common Stock, $1.00 par value per share (the "Common Stock"), outstanding on the record date is required for a quorum, with respect to the matters on which action is to be taken at the Annual Meeting. Under Wisconsin law, directors are elected by plurality, meaning the four individuals receiving the largest number of votes are elected as directors. Approval of each other matter specified in the Notice of Annual Meeting requires, under Wisconsin law, the number of votes cast in favor of such proposal to exceed the number of votes cast against such proposal. Abstentions and broker non-votes (shares held by brokers in street name, voting on certain matters due to discretionary authority or instructions from the beneficial owners but not voting on other matters due to lack of authority to vote on such matters without instructions from the beneficial owner) will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote.

Shares as to which proxies have been executed will be voted as specified in the proxies. If no specification is made, the shares will be voted (1) "FOR" the election of management's nominees listed in the attached proxy as directors, (2) "FOR" the adoption and approval of the Merchants and Manufacturers Bancorporation, Inc. 2006 Stock Incentive Plan (the "2006 Stock Incentive Plan") and (3) "AGAINST" the shareholder proposal requesting Merchants' Board of Directors to take certain actions to determine if shareholder value would be maximized through the sale of the Corporation. The Board of Directors knows of no business which will be presented to the Annual Meeting other than the matters referred to in the accompanying Notice of Annual

Table of Contents

Meeting. However, if additional matters are properly presented, the persons named in the proxy will have discretion to vote in accordance with their own judgment in such matters.

Proxies may be revoked at any time prior to the exercise thereof by filing with the Secretary of Merchants a written revocation or a duly executed proxy bearing a later date. Shareholders who are present at the Annual Meeting may revoke their proxy and vote in person, if they so desire. Shareholders of record can also vote over the Internet or by telephone. If Internet and telephone voting are available to you, you can find voting instructions in the materials accompanying this Proxy Statement. The Internet and telephone voting facilities will close at 11:59 p.m. (eastern time) on the day before the annual meeting date. Please be aware that if you vote over the Internet or by telephone, you may incur costs such as telephone and Internet access charges for which you will be responsible.

RECORD DATE AND VOTING SECURITIES

The Board of Directors has fixed the close of business on March 27, 2006 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting. The securities of Merchants entitled to be voted at the Annual Meeting consist of shares of its Common Stock of which 3,702,180 shares were issued and outstanding at the close of business on the Record Date. Only shareholders of record at the close of business on the Record Date will be entitled to receive notice of and to vote at the Annual Meeting.

Each share of Common Stock is entitled to one vote on all matters. The Common Stock carries no cumulative voting rights.

SHAREHOLDER PROPOSALS

Any shareholders desirous of including any proposal in Merchants' proxy soliciting material for the next regularly scheduled annual meeting of shareholders of Merchants must submit their proposal, in writing, at Merchants' executive offices no later than December 15, 2006. Any such proposal must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the Securities and Exchange Commission ("SEC"). Proposals submitted other than pursuant to Rule 14a-8 will be considered untimely if received after February 28, 2007 and the Corporation will not be required to present any such proposal at the next regularly scheduled annual meeting of shareholders. If the Board of Directors decides to present a proposal despite its untimeliness, the people named in the proxies solicited by the Board of Directors for the next regularly scheduled annual meeting of shareholders will have the right to exercise discretionary voting power with respect to such proposal.

RALPH L. ZAUN

1757 12TH Avenue, Grafton, WI 53024
(262)377-6851 FAX(262)377-8943

February 28, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Merchants and Manufacturers Bancorporation, Inc. – Shareholder Proposal of Ralph L. Zaun

RE: Shareholder Proposals of: Ralph L. Zaun
Ralph E. Houseman
William H. Wulff
Alfred H. Kohlwey

Attorney James M. Bedore, Esquire of Milwaukee, Wisconsin has written you on the date of February 22nd, 2007 regarding proposals which I and other shareholders are proposing for consideration at the Annual Meeting of the Corporation (Merchants & Manufacturers Bancorporation).

Mr. Bedore says the proposals would not be included in the proxies for the Annual Meeting because they were untimely and weren't submitted by December 15th, 2006. I would like to call attention to the 2005 Annual Report on Page 23 which states that all proposals ....will be considered untimely if received after February 28th, 2007, and the Corporation will not be required to present any such proposal at the next regularly scheduled meeting of shareholders (May 16, 2007). The enclosed photocopy is of Page 23 of 2005 Annual Report and speaks to the dating of proposals. The wording clearly suggests that any proposals received prior to February 28, 2007 should be included in the proxy and presented at the Annual Meeting of shareholders.

Based on this statement in the company's Annual Report (February 28, 2007) I and other shareholders fully expect the company's officers to present the four proposals in the proxy for the May 16th Annual Meeting. Because of the clear statement regarding shareholders right to make proposals, as quoted above, I hope that the Commission will take no action on the letter from Attorney Bedore and advise them that the proposals should be presented by the Corporation, based upon its own mandate.

Thank you very much.

Yours very truly,


Ralph L. Zaun

Enc: Bedore letter dated 2/26/07
Proposals
Photocopy Page 23-2005 Annual Report

RALPH L. ZAUN

1757 12TH AVENUE, GRAFTON, WI 53024
(262)377-6851

February 26, 2007

Mr. James M. Bedore, Esq.
Reinhart, Boerner, Van Deuren, s.c.
P. O. Box 2965
Milwaukee, WI 53201-2965

Re: Merchants & Manufacturers Bancorporation, Inc.-
Shareholder Proposal of Ralph L. Zaun

Dear Mr. Bedore:

The 2006 Proxy Statement of the aforesaid corporation specified on page 23 of 2005 Annual Report (or) Proxy:

> "Proposals submitted other than pursuant to Rule 14a-8 will be considered untimely if received after February 28, 2007 and the Corporation will not be required to present any such proposal at the next regularly scheduled annual meeting of shareholders."

Pursuant to the above quoted provision, I respectfully request that the Shareholder Proposals of Ralph L, Zaun, William H. Wulff, Ralph E. Houseman, and Alfred Kohlwey referenced in your letter dated February 22, 2007 to the U. S. Securities and Exchange Commission be considered not untimely and be submitted to the shareholders in the meeting notice and Proxy solicitation for their May 16th, 2007 Annual Meeting other than pursuant to Rule 14a-8.

Yours very truly,



Ralph L. Zaun

Page 23 Photocopy of Annual Report attached.

Cc: Securities & Exchange Commission

Submitted by:

Ralph L. Zaun

Shareholder Proposal

"RESOLVED, that the shareholders hereby recommend and deem it desirable and in the best interests of the Corporation that the Board of Directors should promptly seek out and employ the services of a qualified profit improvement expert, turnaround consultant, or other outside source of management to assist the corporation to make the hard choices necessary to reverse its current downward trend and achieve improved earnings."

Statement of Support of Proposal

The performance of the corporation as reflected in its return on equity and share price has fallen below a desirable level, and the trend of earnings and share price during the past year has been poor. I believe that the corporation has the potential to do better.

While I recognize that there may be times in the history of any corporation when its performance may lag for awhile in the interest of building a base for improved future performance, the results of operations during the past year do not reflect a successful plan. Ultimately, it is in the interest of all persons, and especially the shareholders, to consider alternatives that may offer better opportunity for successful results.

I would urge that the time has come to seek outside help. Let's put this fine corporation on a path to improved earnings that may be reflected in a rising share price.

I would ask that the Board of Directors join with the shareholders by exploring new avenues to improved performance. Seek out one or more persons with proven track records of profit improvement, and select one to assist in achieving better results.

I URGE YOUR SUPPORT. PLEASE VOTE FOR THIS RESOLUTION.

Submitted by:

William H. Wulff

Shareholder Proposal

"RESOLVED, that the shareholders hereby recommend and deem it desirable and in the best interests of the Corporation that the Board of Directors promptly consider and take all necessary and appropriate actions to improve profitability of the corporation and enhance shareholder value, including through the sale of uneconomical assets, the sale or closing of unprofitable banks and branches, or the liquidation of the corporation."

Statement of Support of Proposal

I believe that the true potential of the corporation will not be realized by continuing on its present course. Its earnings in the past year have lagged its own historical performance, which itself was mediocre, and compares poorly with its peer group and with competing holding companies. Its lagging performance is reflected in its disappointing share price.

Continued implementation of the plan which has produced these results does not appear to offer the potential for improvement inasmuch as the trend has not been positive. It is in the interest of all shareholders that all reasonable alternatives be considered to improve the earnings of the corporation and enhance the value of its shares. To achieve this result, I believe the Board of Directors must consider alternatives to its present course.

Some of these alternatives involve changes to the asset composition of the corporation and may require hard but necessary choices, such as by shedding unproductive and expensive assets, like the holding company headquarters building, which I believe should be sold, or the sale or closing of problem banks and branches which require an inordinate amount of management attention. The board should be encouraged to consider such measures, since such steps may allow a better focus on core banking operations and may also free assets for deployment into more profitable applications, both of which offer the potential of higher future earnings and consequent share price improvement.

I URGE YOUR SUPPORT. PLEASE VOTE FOR THIS RESOLUTION.

Submitted by:

Ralph E. Houseman

Shareholder Proposal

"RESOLVED, that the shareholders hereby recommend and deem it desirable and in the best interests of the Corporation that compensation arrangements for top management be submitted annually to the shareholders for review and approval."

Statement of Support of Proposal

The primary concern of top management of the corporation should be the earnings of the corporation and the reflection of those earnings in a positively trending share price. One way of assuring their focus is by tying their compensation to share price performance. At the same time, their level of compensation has to be reasonable in amount. While the Board of Directors has primary responsibility for setting executive compensation, I believe that the shareholders must be consulted on the issue of top executive pay.

The people most affected by share price performance are the shareholders. I believe that the shareholders should be consulted on a factor which has a major incentive impact on the achievement of positive earnings and ultimately, on share price performance.

I URGE YOUR SUPPORT. PLEASE VOTE FOR THIS RESOLUTION.

Submitted by:

Alfred Kohlwey

Shareholder Proposal

"RESOLVED, that the shareholders hereby recommend and deem it desirable and in the best interests of the Corporation that the Board of Directors organize a shareholder oversight committee to consult with the Board of Directors on profit improvement."

Statement of Support of Proposal

The earnings of the corporation and its share price have been disappointing. The performance of the corporation does not appear to reflect an effective strategic plan.

Many of the shareholders believe that management must pay closer attention to the interests of the shareholders and better communicate with the shareholders. Creation of a shareholder oversight committee would help to rectify this problem.

Not only would such a committee provide a more effective means of communication between managers and owners, but it may also provide a source of new ideas for management to consider.

I URGE YOUR SUPPORT. PLEASE VOTE FOR THIS RESOLUTION.

:eting. However, if additional matters are properly presented, the persons named in the proxy
ll have discretion to vote in accordance with their own judgment in such matters.

oxies may be revoked at any time prior to the exercise thereof by filing with the Secretary of
erchants a written revocation or a duly executed proxy bearing a later date. Shareholders who
: present at the Annual Meeting may revoke their proxy and vote in person, if they so desire.
areholders of record can also vote over the Internet or by telephone. If Internet and telephone
ting are available to you, you can find voting instructions in the materials accompanying this
oxy Statement. The Internet and telephone voting facilities will close at 11:59 p.m. (eastern
ne) on the day before the annual meeting date. Please be aware that if you vote over the
ternet or by telephone, you may incur costs such as telephone and Internet access charges for
nich you will be responsible.

RECORD DATE AND VOTING SECURITIES

ie Board of Directors has fixed the close of business on March 27, 2006 as the record date (the
Record Date") for the determination of shareholders entitled to notice of, and to vote at, the
nnual Meeting. The securities of Merchants entitled to be voted at the Annual Meeting consist
shares of its Common Stock of which 3,702,180 shares were issued and outstanding at the
ose of business on the Record Date. Only shareholders of record at the close of business on the
ecord Date will be entitled to receive notice of and to vote at the Annual Meeting.

ach share of Common Stock is entitled to one vote on all matters. The Common Stock carries
o cumulative voting rights.

SHAREHOLDER PROPOSALS

ny shareholders desirous of including any proposal in Merchants' proxy soliciting material for
ie next regularly scheduled annual meeting of shareholders of Merchants must submit their
roposal, in writing, at Merchants' executive offices no later than December 15, 2006. Any such
roposal must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the Securities
nd Exchange Commission ("SEC"). Proposals submitted other than pursuant to Rule 14a-8 will
e considered untimely if received after February 28, 2007 and the Corporation will not be
equired to present any such proposal at the next regularly scheduled annual meeting of
hareholders. If the Board of Directors decides to present a proposal despite its untimeliness, the
eople named in the proxies solicited by the Board of Directors for the next regularly scheduled
nnual meeting of shareholders will have the right to exercise discretionary voting power with
espect to such proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merchants and Manufacturers Bancorporation, Inc.
Incoming letter dated February 22, 2007

The proposal relates to certain actions to improve profitability and enhance shareholder value.

There appears to be some basis for your view that Merchants and Manufacturers may exclude the proposal under rule 14a-8(e)(2) because Merchants and Manufacturers received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Merchants and Manufacturers omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Merchants and Manufacturers did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Merchants and Manufacturers' request that the 80-day requirement be waived.

Sincerely,



Ted Yu
Special Counsel

END